Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended					Six Months Ended
	Dec. 28, 2013	Dec. 29, 2012	Dec. 31, 2011	Dec. 25, 2010	Dec. 26, 2009	Jun. 28, 2014	Jun. 29, 2013
Interest expense	$177	$175	$180	$199	$438	$93	$86
Capitalized interest	0	0	0	0	1	0	0
Estimated interest portion of rent expense	14	14	16	16	20	6	9
Class B preferred accretion	0	0	0	0	72	0	0

Fixed charges	$191	$189	$196	$215	$531	$99	$95

Income (loss) from continuing operations before equity income (loss) and dilution in investees, income taxes and noncontrolling interest	$(74)	$(1,217)	$(1)	$971	$408	$(50)	$(215)
Fixed charges	191	189	196	215	531	99	95
Less: Class B preferred accretion	0	0	0	0	(72)	0	0
Less: interest charges capitalized	0	0	0	0	(1)	0	0

Earnings (loss)	$117	$(1,028)	$195	$1,186	$866	$49	$(120)

Ratio of earnings to fixed charges	*	*	*	5.52	1.63	*	*

*	For the years ended December 28, 2013, December 29, 2012 and December 31, 2011, earnings were insufficient to cover fixed charges by approximately $74 million, $1.2 billion and $1 million, respectively. For the six-months ended June 28, 2014 and June 29, 2013, earnings were insufficient to cover fixed charges by approximately $50 million and $215 million, respectively.